

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

16,407,050 shares issued and outstanding

GLOBEX INTERNATIONAL CORPORATE FINANCE

Ref.: File No. 82-4025

SUPPL

November 1, 2006

GLOBEX STAKES ADDITIONAL PROPERTIES

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that it has acquired by staking, in Bousquet Twp., Quebec, 100% interest in 28 claims along a parallel iron formation to that which hosts the Ironwood gold discovery. Erratic, historical gold values have been reported from drill holes in this iron formation further along strike. Little or no previous exploration has been undertaken on these claims.

In the Chibougamau area, Globex has also staked 10 claims contiguous to Globex's Bateman Bay copper-gold deposit. The new claims cover the C Zone not previously owned by Globex and completes the acquisition of all of the original Bateman Bay Mine property. The C zone has a reported historical, mineralized zone of 183,200 tons grading 1.65% copper and 0.05 oz/T Au over an average width of 3.5 m to a depth of 205 m (Report by J.R. Bridge, P. Eng., May 8, 1957 for Bateman Bay Mining Company). This historical estimate is not NI 43-101 compliant, and was calculated prior to the implementation of NI 43-101 regulations. The information is believed to be reliable, but is unverified by Globex staff and therefore should be viewed as uncertain until further exploration has been carried out. This zone is in addition to those that make up the principal Bateman Bay Mine.

Furthermore, Globex has acquired by staking 100% interest in a small gold deposit in Rousseau Township, Quebec. The small gold zone has been opened up by a ramp which could provide access for a small scale mining operation. In addition, adjoining claims were acquired which have indications of good gold exploration potential.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com


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Ref.: File No. 82-4025

WORK PROGRESSES ON URANIUM-GOLD PROJECT

Rouyn-Noranda, Quebec, Canada. October 23, 2006 ... GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) and Noront Resources Ltd. (NOT-V) wish to inform shareholders that airborne radiometric and magnetometer surveys have been completed over much of the companies uranium-gold claims in the Hunters Point area (Atwater and Booth Townships, Quebec).

Initial interpretation of the results has resulted in the staking of a large number of claims to cover anomalous radioactivity responses outside the initial claim package.

In addition, the magnetometer survey indicated two distinct magnetic anomalies which displayed signatures uncommonly similar to that of a discrete, oval, kimberlite pipe. These anomalies, while surprising, do fall within a possible extension of the Temiscamingue Rift Valley presently being explored with some success for diamonds to the northwest in both Quebec and Ontario.

Ground follow-up is presently being planned.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

NORONT RESOURCES LTD.
Richard Nemis, President & CEO
Tel.: (416) 864-1456
Fax: (416) 367-5444
Email: info@norontresources.com
Website: www.norontresources.com